Exhibit 99.1

      (1) These are shares owned directly by Revolution Living LLC ("RL"). Mr. Case is the Manager, Chairman and Chief Executive Officer of RL. Mr. Case has the sole power to vote and dispose of the shares of the Issuer held by RL.

      (2) On October 19, 2009, RL granted Donn Davis an equity interest in RL entitling him to profits in RL in excess of an agreed threshold on five percent of the 13,829,351 shares of Series F Convertible Preferred Stock of Zipcar, Inc. held by RL (the "Profits Interest"). The Profits Interest included a right of Mr. Davis to put the Profits Interest to RL under certain circumstances, and a right of RL to call the Profits Interest under certain circumstances, among other provisions. On March 4, 2011, RL redeemed the Profits Interest from Mr. Davis for 125,000 shares of Series F Convertible Preferred Stock and the right to payment of $3.5 million in cash. Because each share of Series F Redeemable Convertible Preferred Stock converted into 0.5 shares of common stock upon the closing of Zipcar, Inc.'s initial public offering of common stock, and a 1-for-2 reverse stock split of the common stock of Zipcar, Inc., became effective on March 29, 2011, this filing reflects the number of Series F Convertible Preferred Stock on an as-converted basis.

      (3) Each share of Series F Convertible Preferred Stock converted into 0.5 shares of common stock upon the closing of Zipcar, Inc.'s initial public offering of common stock. Reflects a 1-for-2 reverse stock split of the common stock of Zipcar, Inc. which became effective on March 29, 2011.

      (4) Not applicable.